ENERGY METALS CORPORATION

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Energy Metals Corporation (the "Company") will be held at the Company’s offices, Suite 1238 – 200 Granville Street, Vancouver, British Columbia on Friday, December 1 at 11:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the Report of the Directors.

2.	To receive the financial statements of the Company and the Auditors’ report thereon for the year ended June 30, 2006

3.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.	To determine the number of directors at six.

5.	To approve the adoption of an amended and restated Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular.

6.	To transact such further or other business as may properly come before the meeting and any adjournment thereof.

This notice and form of proxy are being mailed to shareholders of the Company on November 8, 2006. The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated by reference into and deemed to form part of this notice. The board of directors has fixed the close of business on October 27, 2006 as the record date for the determination of members entitled to notice of the meeting or any adjournment thereof and the right to vote thereat.

The audited comparative financial statements for the year ended June 30, 2006, together with the auditors’ report thereon, are included with this notice.

Members who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of the transfer agent in accordance with the instructions contained herein. If your shares are held in the name of a brokerage firm, nominee or other institution, only it can vote your shares. Please contact the person responsible for your account and give instructions for your shares to be voted.

DATED at Vancouver, British Columbia this 3rd day of November, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Paul Matysek President